UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  July 19, 2007

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release dated July 19, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F 11X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No 11X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

July 19, 2007

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 19, 2007

J-Pacific Intersects 15.53g Au/t and 10.42g Au/t at Montgolfier Project

Widespread anomalous gold alteration encountered in two drill holes

VANCOUVER, JULY 19, 2007 - J-Pacific Gold Inc. ("J-Pacific"; TSXV - JPN, OTCBB - JPNJF) reports final assay results from the 10,000-metre core drilling program at its Montgolfier Project. Located in the Casa Berardi greenstone belt of northwestern Quebec, the Montgolfier Project is 85 kilometres west of Matagami and 40 kilometres east of the Casa Berardi Mine.

Assay results are detailed from the final 11 holes that tested Target Areas 5, 6 and 7, located in the eastern parts of the property. Important highlights of these results include:

- Hole JPN07-17 intersects 10.42g Au/t over 1.0 metre;

- Hole JPN07-21 intersects 6.44g Au/t over 3.2 metres, including a one-metre section grading 15.53g Au/t.

Located in Target Area 5, both drill intercepts are new discoveries at targets generated by J-Pacific. This is an area previously investigated by Placer Dome Inc. during the late 1980s. The gold mineralization is contained in quartz-carbonate-pyrite veining hosted in sedimentary rock and banded iron formation. Three other holes drilled in Target Area 5 (JPN07-19, JPN07-23 and JPN07-25) revealed weak gold mineralization associated with minor quartz veining.

In Target Areas 6 and 7, six holes (JPN07-16, JPN07-18, JPN07-20, JPN07-22, JPN07- 24 and JPN07-26) investigated narrow linear positive magnetic features dissected by interpreted faults. The holes intersected very strongly altered and deformed rock, but assay samples yielded low gold values.

Nick Ferris, President and CEO, said, "We're extremely pleased with the results of our initial drilling. We investigated a wide range of targets, spanning over 30 kilometres of the Casa Berardi Fault. Two of the drill holes returned the best assay values obtained to date along this segment, with the potential for a significant new discovery in the Casa Berardi District. Several others intersected strongly altered rocks and low-grade gold zones. The program succeeded in confirming our geological concepts, and this new information will help us prepare our next drilling program, which already looks quite promising."

Maps illustrating the relative position of the drill holes are posted on the J-Pacific website. The characteristics of these holes and the significant assay results are presented in the table below.

Montgolfier Gold Project 2007 Drilling Program
Assay Results from Target Areas 5, 6 and 7

Hole ID	UTM_E	UTM_N	Azimuth	Plunge	Length	From	To	Length*	Grade	Depth from surface
			(degrees)	(degrees)	(m)	(m)	(m)	(m)	(g Au/t)	(m)
JPN07-16	681,600	5,499,850	360	-50	402.6	NSV
JPN07-17	673,300	5,499,850	180	-50	396.0	252.1	253.1	1.0	10.42	194
and						258.3	260.6	2.3	0.72	199
and						331.0	333.0	2.0	0.56	254
JPN07-18	681,600	5,500,040	180	-50	411.0	NSV
JPN07-19	672,530	5,499,250	360	-50	402.0	221.0	222.0	1.0	0.79	170
JPN07-20	681,600	5,500,100	360	-50	399.0	NSV
JPN07-21	672,530	5,499,350	360	-50	389.0	96.0	97.0	1.0	1.58	74
and						263.4	268.7	5.3	0.32	204
and						289.4	292.6	3.2	6.44	223
including						290.6	291.6	1.0	15.53	223
JPN07-22	680,000	5,499,850	180	-50	402.0	NSV
JPN07-23	668,140	5,498,715	360	-50	396.0	95.0	96.0	1.0	1.34	73
JPN07-24	681,000	5,499,450	180	-50	402.0	NSV
JPN07-25	668,140	5,498,615	360	-50	394.5	164.0	166.0	2.0	0.58	126
JPN07-26	680,800	5,499,860	360	-50	408.0	NSV

* Core length intervals; true widths are approximately 75 per cent of reported core length intervals
NSV = no significant assay results.

PROGRAM DETAILS

Target Area 5
Target Area 5 includes two areas separated by approximately five kilometres and located in the east-central part of the property. In both areas, a total of 45 holes (16,340 metres) were drilled by Placer Dome Inc. during the late 1980s, yielding discontinuous gold mineralization associated with quartz-carbonate veining and pyrite mineralization primarily developed along lithological contacts (public assessment records GM46980, GM48806).

A section of two holes (JPN07-19 and JPN07-21) was drilled between two sections of historical holes spaced by 100 metres, to investigate weak gold mineralization and a weak magnetic feature not tested by the previous drilling. The northernmost hole intersected weakly auriferous schists of the Casa Berardi Fault, yielding 0.32g Au/t over 5.3 metres. North of the fault, the hole intersected a short section containing quartz- carbonate-pyrite veins with strong carbonate-muscovite alteration selvages. The vein zone returned 6.44g Au/t over a core length of 3.2 metres. One section containing decimetre-scale veins at high angles to core axis yielded 15.33g Au/t over 1.0 metre at a vertical depth of approximately 220 metres. Hole JPN07-19, drilled 100 metres behind JPN07-21, intersected narrow banded iron formation subunits, which would explain the magnetic feature, before ending its course in mafic volcanic rock. Minor quartz- carbonate-pyrite veining developed along the contact of one of the banded iron formation subunits assayed 0.79g Au/t over 1.0 metre. The sedimentary rocks near the contact with the mafic volcanic rocks are weakly anomalous in gold (100-200ppb range) over a section of approximately 20 metres, similar to historical holes drilled to the west and east.

Hole JPN07-17 was drilled approximately 770 metres east of hole JPN07-19, to investigate a weak linear positive magnetic feature located approximately 350 metres east and 100 metres west of where public assessment records report that Placer Dome intersected auriferous quartz veining across several sections. The hole intersected fine grained sedimentary rock and minor banded iron formation subunits, explaining the magnetic feature. Approximately midway down its course, the hole intersected a 10- metre zone of quartz veining characterized by variable carbonate, muscovite and pyrite alteration. The strongest altered segment yielded 10.42g Au/t over a core length of 1.0 metre at a depth of 195 metres, followed by a weak zone grading 0.7g Au/t over 2.3 metres. Another quartz vein zone was intersected farther down the hole over a core length of approximately 20 metres. This vein zone is characterized by strong muscovite alteration and minor pyrite mineralization and is weakly auriferous. The best assay results came from a two-metre section grading an average of 0.56g Au/t at a vertical depth of 250 metres.

A section of two holes (JPN07-23 and JPN07-25) was drilled between two sections of historical holes to investigate the Casa Berardi Fault close to the northern limit of the Taibi Sedimentary Basin. The section is located approximately 4.5 kilometres west of JPN07-21. The holes intersected fine grained sedimentary rocks intercalated with mafic volcanic rock subunits. Lithological contacts yielded low but anomalous gold values. The best assay results include 1.34g Au/t over 1.0 metre in JPN07-23, from minor quartz carbonate veining in proximity to graphitic schists associated with the Casa Berardi Fault; and 0.58g Au/t over 2.0 metres in hole JPN07-25, associated with minor quartz- pyrite veining in fine grained sedimentary rock.

Target Areas 6 and 7
Target Areas 6 and 7 are located in the easternmost parts of the Montgolfier Project. This portion of the property, which is difficult to access, was previously unexplored. The targets were selected from the interpretation of a 2005 airborne geophysical survey that suggested the presence of large folded banded iron formation units, segmented by west- trending faults interpreted as subsidiary structures to the Casa Berardi Fault. Six holes were drilled to investigate linear positive magnetic features segmented by linear resistivity lows. Three holes (JPN07-16, JPN07-18 and JPN07-20) were drilled on one section approximately nine kilometres east of JPN07-21.

The former two holes were drilled toward the south, to investigate a large positive magnetic feature in sharp contact with highly conductive rock interpreted as a fault. Hole JPN07-16 intersected a two-metre-thick fault zone characterized by heavy graphite, strong pyrite mineralization and abundant quartz-carbonate veining. The fault is near the contact with a thick banded iron formation sequence, commonly folded and cut by quartz veining. However, the hydrothermal alteration is weak, and assay samples throughout the fault zone and the thick banded iron formation units yielded low gold values. Hole JPN07-18 was drilled 200 metres north and behind JPN07-16. It intersected mostly fine grained sedimentary rock intercalated with narrow banded iron formation subunits. The rock is heavily bleached, attesting to a strong carbonate and muscovite alteration. The hole also intersected a 30-metre-thick unusual polygenic conglomerate unit not previously recognized in this region and resembling "Timiskaming-type" sedimentary rock, known to occur in proximity to gold districts in Timmins, Kirkland Lake and Rouyn- Noranda. Assay samples from this hole yielded low gold values despite very strong hydrothermal alteration. Hole JPN07-20 was collared 60 metres north of JPN07-18 and drilled toward the north to investigate a large conductive fault zone. This hole intersected fine grained sedimentary rocks intercalated with narrow banded iron formation subunits. A graphitic fault zone explains the geophysical response. Hydrothermal alteration is strong and quartz-carbonate veining locally abundant; however, assay samples returned low gold values throughout this hole.

Two holes (JPN07-22 and JPN07-26) tested resistivity anomalies associated with subtle linear magnetic features 1.6 and 0.6 kilometres, respectively, to the west of hole JPN07- 20. Hole JPN07-22, drilled toward the south, intersected the thin graphitic fault intersected by JPN07-16 1.5 kilometres to the east, followed by a 50-metre-thick polygenic conglomerate unit. The hydrothermal alteration is strong throughout the rock units intersected by this hole, but pyrite mineralization is weak, and assay samples were barren in gold. Hole JPN07-26 also intersected thick polygenic conglomerate units intercalated with finer grained sedimentary rock. The silica and muscovite alteration is quite intense and locally accompanied by quartz veining and pyrite mineralization. However, assay samples from both holes returned low gold values.

Finally, hole JPN07-24 was drilled approximately 400 metres south of JPN07-26, to investigate an interpreted fault bounding the southern contact of the banded iron formation sequence intersected by JPN07-16. The hole intersected a thick sequence of alternating banded iron formation and fine grained sedimentary rock characterized by intense silica and muscovite alteration. The hole was stopped in a thick graphitic zone marking the targeted fault zone. Although the graphitic fault zone is weakly anomalous in gold (100ppb range), the strong silica and muscovite alteration is barren.

The six holes drilled on Target Areas 6 and 7 investigated a completely unexplored portion of the property. Although assay results yielded low gold values, the holes confirmed the existence of large banded iron formation units segmented by conductive faults and characterized by intense silica and muscovite alteration with local quartz- pyrite veining. Furthermore, three of the holes intersected previously unrecognized polymictic conglomerate units similar in nature to "Timiskaming-type" sedimentary rock. The discovery of this characteristic rock type emphasizes that the Montgolfier Project is located in the right tectonic setting favourable for gold mineralization.

PROGRAM SUMMARY

The initial drilling program completed by J-Pacific on the Montgolfier Project yielded encouraging results. Eight priority targets generated by SRK Consulting ("SRK") were investigated by 26 core holes totalling 9,710 metres. Twelve holes probed the main Casa Berardi Fault in five separate areas over a strike length of 15 kilometres; eight holes tested faulted banded iron formation within the Taibi Sedimentary Sequence, south of the Casa Berardi Fault; and six holes investigated two major splays of the Casa Berardi Fault, intersecting segmented banded iron formation in the eastern portion of the property.

BACKGROUND

The Montgolfier Project straddles the Casa Berardi Tectonic Zone, approximately 30 kilometres east of the Casa Berardi Mine, where Aurizon Mines Ltd. has outlined proven and probable mineral reserves of 4.713 million tonnes grading 7.7g Au/t (equivalent to 1,169,000 oz Au); a measured and indicated mineral resource of 8.495 million tonnes holding 835,400 oz Au; and an inferred mineral resource of 26.865 million tonnes holding 2,162,000 oz Au (Reference: Aurizon Mines Ltd. 2006 Financial Report, Vancouver, British Columbia, page 7).

The presence of gold reserves and resources at the Casa Berardi Mine does not necessarily indicate that gold reserves and resources will be delineated on the Montgolfier Project. However, SRK has extrapolated similarities in the stratigraphy and structural setting of the Montgolfier Project to those of the Casa Berardi Mine, as well as to other occurrences of gold mineralization in the Casa Berardi Tectonic Zone.

Assay samples were collected from NQ-size core cut in half lengthwise with a diamond saw. Assay sample lengths vary from 0.2 to 2.0 metres, depending on geology. Gold assays were performed using fire assay procedures with an atomic absorption finish on a 30-gram charge. Assay results grading above 1.0g Au/t were repeated with a gravimetric finish. J-Pacific employs industry best practices quality assurance and quality control procedures for all its exploration programs. All assays were conducted by Laboratoire Expert Inc. in Rouyn-Noranda, Quebec, which is independent, maintains an internal quality control program and participates annually in the CANMET round-robin proficiency testing, but is not ISO certified. Analytical quality control measures included the use of replicate assays, and certified reference samples and blanks in all batches of assayed samples.

The drilling was performed by Major Drilling Group International Inc. On-site geological expertise was provided by IOS Services Geoscientifiques Inc., a Quebec-based geological consulting company, under the supervision of SRK's Dr. Jean-Francois Couture, P.Geo., J-Pacific's qualified person for this project for the purpose of NI 43-101, who has reviewed and approved this news release.

From time to time, J-Pacific raises exploration funds from the issue of flow-through shares. This program was made possible in part with flow-through financing arranged with the MineralFields Group.

On behalf of the Board of Directors

"N. Ferris"
President and CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For more information, visit www.jpgold.com, or call or e-mail:

Contact:
Nick Ferris, President and CEO
J-Pacific Gold Inc.
Tel: +1 (888) 236-5200
Fax: +1 (604) 684-6678
E-mail: info@jpgold.com

Media Inquiries:
Victor Webb/Madlene Olson
Marston Webb International
Tel: +1 (212) 684-6601
Fax: +1 (212) 725-4709
E-mail: marwebint@cs.com

Statements in this press release, other than statements of historical information, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain. Actual performance and results may differ materially from those projected or suggested due to certain risks and uncertainties, some of which are described below. Such forward-looking statements include comments regarding the establishment and estimates of mineral reserves [and non-reserve mineralized material], future increases in mineral reserves, the recovery of any mineral reserves, construction cost estimates, construction completion dates, equipment requirements and costs, production, production commencement dates, grade, processing capacity, potential mine life, results of feasibility studies, development, costs and expenditures. Factors that could cause actual results to differ materially include timing of and unexpected events during construction, expansion and start-up; variations in ore grade, tons mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms for equipment, construction, working capital and other purposes; the availability of adequate power and water supplies; the availability of adequate mining equipment; technical, permitting, mining or processing issues; and fluctuations in gold price and costs. There can be no assurance that future developments affecting the Company will be those anticipated by management.

The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received and that actual results will vary from these estimates, possibly by material amounts. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event. Investors and others should not assume that any forecasts in this press release represent management's estimate as of any date other than the date of this press release. Additional information concerning certain risks and uncertainties that could cause actual results to differ materially from those projected or suggested is contained in the Company's filings with the Securities and Exchange Commission (SEC) over the past 12 months, copies of which are available from the SEC or may be obtained upon request from the Company.